RIO CAN
REAL ESTATE INVESTMENT TRUST

February 28, 2007

07021486

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C. 202

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following document:

- Notice of meeting and record date

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

Attachment

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381

CIBC Mellon Trust Company

February 23, 2007

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission	British Columbia Securities Commission
Registrar of Securities, Prince Edward Island	Autorité des marchés financiers

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Unitholders:

DATE OF MEETING:	May 15, 2007
RECORD DATE FOR NOTICE:	March 19, 2007
RECORD DATE FOR VOTING:	March 19, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 19, 2007
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	UNITS

Yours very truly,

CIBC MELLON TRUST COMPANY

Trust Central Services

cc: CDS & Co. (Via Fax)

bb/NM_Riocan

320 Bay Street, P.O. Box 1 · Toronto, ON M5H 4A6 · Tel 416.643.5000 · www.cibcmellon.com

END